hannover **re**®

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
NOV 22 2002
WASH. D.C. 154 SECTION

SUPPL

02060035

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

November 20, 2002

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest Press Release on our Interim Report 3/02. The final printed version of the report itself will be forwarded as soon as possible.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Dr. Lutz Köhler

Iris Garbers

Enclosures

hannover **rück**

**PRESSE INFORMATION**

- **Hannover Rück weiterhin auf Erfolgskurs**
- **Schaden-Rückversicherung nach wie vor äußerst positiv**
- **Prognostizierter Nachsteuer-Jahresgewinn unverändert erreichbar**

Hannover, 20. November 2002: In dem heute vorgelegten Zwischenbericht zeigt sich die Hannover Rück mit ihrer Geschäftsentwicklung für die ersten neun Monate angesichts eines äußerst schwierigen Umfelds sehr zufrieden. Das Unternehmen knüpft mit dem 3. Quartal an die positive Entwicklung der vorangegangenen Quartale an.

Wie die Hannover Rück in einer Pressemitteilung bekannt gab, beträgt das operative Ergebnis (EBIT) zum 30.9.2002 352,2 Mio. EUR. Dies bedeutet eine Steigerung gegenüber der Vorjahresperiode um 435,0 Mio. EUR. Der Überschuss beläuft sich auf 207,8 Mio. EUR (Vj. -84,7 Mio. EUR), dies entspricht einem Ergebnis je Aktie von 2,14 EUR (-0,96 EUR). Beim Vergleich mit dem Vorjahr ist allerdings zu berücksichtigen, dass die Terroranschläge vom 11. September 2001 die Zahlen des dritten Quartals bzw. der ersten neun Monate des Vorjahres stark verzerren.

Die Prämieneinnahmen legten noch einmal deutlich zu, wenngleich die Wachstumsraten in diesem Quartal nicht mehr so stürmisch waren wie in den drei vorausgegangenen Quartalen. Die gebuchte Bruttoprämie für alle vier Geschäftsfelder per 30.9. beträgt 9,1 Mrd. EUR (7,3 Mrd. EUR). Dies entspricht einer Steigerung von 24,3 % gegenüber der Vorjahresperiode. Ohne die Erstarkung des Euro, insbesondere gegenüber dem US-Dollar, hätte die Steigerung sogar 28,7 % betragen. Die verdiente Nettoprämie beläuft sich auf 5,3 Mrd. EUR (4,3 Mrd. EUR, +24,3 %).

Besonders erfreulich hat sich weiterhin die **Schaden-Rückversicherung** entwickelt. Sie bleibt das größte und zurzeit auch profitabelste Geschäftsfeld der Hannover Rück. „Die Vertragserneuerungen im 3. Quartal – insbesondere in den USA – haben gezeigt, dass der Markt derzeit für Rückversicherer ausgesprochen günstig ist", betonte der Vorstandsvorsitzende Wilhelm Zeller. So wächst die gebuchte Bruttoprämie per 30.9. um 74,3 % auf 4,8 Mrd. EUR (2,7 Mrd. EUR) an. Die verdiente Nettoprämie erhöht sich um 48,0 % auf 2,9 Mrd. EUR (1,9 Mrd. EUR). Die Profitabilität des Geschäfts zeigt sich am versicherungstechnischen Ergebnis. Dieses steigt auf 139,5 Mio. EUR (-472,6 Mio. EUR). Selbst wenn man von den Verlusten durch die Anschläge vom

11. September 2001 absieht, beträgt die Steigerung immer noch 212 Mio. EUR. Dies unterstreicht, dass die Qualität des Geschäfts innerhalb der letzten 12 Monate deutlich erhöht werden konnte.

Auf der Schadenseite hatte die Hannover Rück im 3. Quartal vor allem die Flutkatastrophe in Mittel- und Osteuropa zu verkraften. Die Großschadenbelastung des Quartals insgesamt beläuft sich auf 46,5 Mio. EUR. Dies entspricht 4,5 % der Nettoprämie. In der Betrachtung für die ersten neun Monate beträgt der Großschadenanteil an der Nettoprämie 5,2 % und liegt damit im langjährigen Durchschnitt. Dass trotzdem eine kombinierte Schaden-/Kostenquote von 95,1 % (124,4 %) erzielt werden konnte, zeigt wiederum die mittlerweile erreichte Qualität des Geschäfts.

Das operative Ergebnis (EBIT) für alle drei Quartale steigt – trotz eines deutlich reduzierten Kapitalanlageergebnisses – auf 237,9 Mio. EUR (-200,1 Mio. EUR). Der Überschuss beträgt 134,5 Mio. EUR, nach einem Fehlbetrag von 155,5 Mio. EUR im Vorjahr. Je Aktie ist damit ein Gewinn von 1,38 EUR (-1,76 EUR) zu verzeichnen.

Das Geschäft der **Personen-Rückversicherung** entwickelte sich auch im 3. Quartal eher verhalten. Die Brutto-Prämieneinnahmen liegen zum 30.9. mit 1.614 Mio. EUR (1.635 Mio. EUR) leicht unter Vorjahresniveau. Auf Grund eines deutlich erhöhten Selbstbehalts steigen die Nettoprämieneinnahmen um 10,3 % auf 1,4 Mrd. EUR. Das operative Ergebnis (EBIT) beträgt 26,1 Mio. EUR (39,2 Mio. EUR), wobei einem erfreulichen versicherungstechnischen Verlauf nicht unerhebliche Abschreibungen auf Kapitalanlagen insbesondere bei ausländischen Tochtergesellschaften entgegenstehen. Per Saldo führt dies zu einem Rückgang des operativen Ergebnisses von 33,4 %. Der Überschuss beläuft sich auf 17,9 Mio. EUR (21,5 Mio. EUR) und zeigt damit einen Rückgang von 17,2 %. Für die Personen-Rückversicherung entspricht dies einem Gewinn je Aktie zum 30.9. von 0,18 EUR (0,24 EUR). Das Ergebnis der ersten drei Quartale in der Personen-Rückversicherung lässt jedoch noch keinen zuverlässigen Schluss auf die Prämienentwicklung und das Ergebnis zum Jahresende zu. Dies liegt daran, dass die Prämien zu Lebensrückversicherungsverträgen mit Finanzierungskomponenten, die den Schwerpunkt der Aktivitäten bilden, vermehrt gegen Ende des Jahres anfallen. Erfahrungsgemäß entwickeln sich daher Prämien und Ergebnisse im 4. Quartal deutlich positiver als in den ersten neun Monaten.

Das **Programmgeschäft** ist weiter auf Erfolgskurs. Die Clarendon Insurance Group, New York, hat ihr Geschäftsvolumen – insbesondere den Selbstbehalt – und ihr Ergebnis deutlich ausgebaut. Die gebuchte Bruttoprämie steigt um 10,3 % auf 2,0 Mrd. EUR an. Die verdiente Nettoprämie wächst sogar um 63,3 % auf 578,9 Mio. EUR. Das versicherungstechnische Ergebnis konnte fast verdoppelt

werden und beträgt 41,4 Mio. EUR, nach 21,2 Mio. EUR im Vorjahreszeitraum. Die kombinierte Schaden-/Kostenquote liegt mit 92,9 % (94,0 %) bemerkenswert niedrig. „Diese Verbesserungen machen deutlich, dass durch die von uns eingeleitete Reorganisation der Clarendon die Qualität des Geschäfts erheblich gesteigert werden konnte", betonte Zeller. Das operative Ergebnis (EBIT) erhöht sich um 59,9 % auf 48,3 Mio. EUR (30,2 Mio. EUR). Der aus dem Programmgeschäft generierte Überschuss beträgt 25,5 Mio. EUR; nach 14,6 Mio. EUR im Vorjahr ist das eine Steigerung um 74,7 %. Damit trägt das Programmgeschäft mit 0,26 EUR (0,17 EUR) je Aktie zum Gewinn bei.

Die Entwicklung der **Finanz-Rückversicherung** verlief im 3. Quartal und damit über die ersten neun Monate des Jahres zwar moderat, aber dennoch planmäßig. Ähnlich wie in der Personen-Rückversicherung lassen die bisherigen Prämieneinnahmen und Ergebnisse keinen Schluss auf die Entwicklung des Gesamtjahres zu. Erfahrungsgemäß werden Finanz-Rückversicherungsverträge eher zum Ende eines Jahres abgeschlossen. Der Rückgang des Prämienvolumens – brutto wie netto – ist auf außerordentliche Prämieneffekte in den beiden Vorjahren zurückzuführen, die sich im Berichtszeitraum nicht wiederholt haben. So sinkt die gebuchte Bruttoprämie um 36,4 % auf 732,6 Mio. EUR (1,2 Mrd. EUR). Auf Grund einer erhöhten Selbstbehaltsquote fällt der Rückgang der verdienten Nettoprämie mit 31,8 % auf 516,5 Mio. EUR etwas geringer aus. Das operative Ergebnis (EBIT) reduziert sich um 16,9 % auf 39,9 Mio. EUR. Der daraus generierte Überschuss beträgt 30,0 Mio. EUR (34,8 Mio. EUR), ein Rückgang um 13,8 %. Der Gewinn je Aktie beläuft sich auf 0,31 EUR (0,39 EUR).

Auf Grund der schwierigen Situation an den Kapitalmärkten hat sich das **Kapitalanlageergebnis** erwartungsgemäß verschlechtert. Dennoch hat die Hannover Rück größere Verluste durch ihre niedrige Aktienquote von knapp 7 % und durch die hohe Qualität ihres Bestands an festverzinslichen Wertpapieren vermeiden können. Die Abschreibungen auf Kapitalanlagen betragen im 3. Quartal 58,4 Mio. EUR und belaufen sich in den ersten neun Monaten insgesamt auf 120,0 Mio. EUR. Die ordentlichen Kapitalanlageerträge entwickelten sich wegen des gestiegenen Anlagevolumens positiv und betragen aufgelaufen 727,8 Mio. EUR. Im 3. Quartal wurde ein Kapitalanlageergebnis in Höhe von 194,0 Mio. EUR erzielt; in den ersten neun Monaten beläuft es sich auf 574,1 Mio. EUR, 137,3 Mio. EUR weniger als in der Vorjahresperiode.

**Ausblick**

Wie der Bericht über das 3. Quartal und die ersten neun Monate des Jahres zeigen, hat sich die Hannover Rück in einem – wie die Negativmeldungen eines Großteils der Wettbewerber belegen – äußerst schwierigen Umfeld sehr positiv entwickelt.

Die Märkte der Schaden-Rückversicherung zeigen sich nach wie vor äußerst profitabel. Für 2002 sollte dieses Geschäftsfeld – ohne Anfall außergewöhnlicher Großschäden – mit einer kombinierten Schaden-/Kostenquote von deutlich unter 100 % abschließen. Die Vorgespräche zur Vertragserneuerungsrunde 2002/03 in der Schaden-Rückversicherung machen deutlich, dass die Hannover Rück ausgezeichnete Chancen hat, weiterhin profitabel zu wachsen, da die Nachfrage nach qualitativ hochwertigem Rückversicherungsschutz das Angebot deutlich überschreitet. „Wir gehen davon aus, dass sich die vorteilhafte Marktsituation noch mindestens bis 2004 fortsetzen wird", unterstrich Zeller.

Das Geschäftsvolumen in der Personen-Rückversicherung sollte zum Jahresende wiederum spürbar anwachsen. Bei weiterhin günstigem versicherungstechnischen Verlauf rechnet die Hannover Rück aus diesem Geschäftsfeld mit einem positiven Ergebnisbeitrag im Rahmen der Erwartungen.

Das Programmgeschäft wird sich weiterhin erfreulich entwickeln. Die praktizierte selektive Zeichnungspolitik, verbunden mit gestiegenen Selbstbehalten, hat sich bewährt. Es ist davon auszugehen, dass die Clarendon ihren Marktanteil unter Berücksichtigung angemessener Profitabilität weiter ausbauen kann. Wie bereits begonnen, wird das Programmgeschäft zielgerichtet auch auf Länder außerhalb der USA ausgedehnt.

In der Finanz-Rückversicherung ist eine Belebung des Geschäfts zum Jahresende zu erwarten. Die maßgeschneiderten Programme der Hannover Rück in diesem Geschäftsfeld werden weiterhin für viele Unternehmen interessant bleiben.

Die Entwicklung auf den Kapitalmärkten vorherzusagen bleibt schwierig. „Mit der defensiven Struktur unseres Aktien- und Rentenportefeuilles waren wir in der unsicheren Marktsituation der vergangenen Quartale gut positioniert", betonte Zeller. Nach dem Tiefpunkt im Oktober ist von einem gewissen Aufwärtstrend an den Aktienmärkten auszugehen, so dass das Jahr leicht erholt schließen sollte. Die Hannover Rück wird ihre defensive Anlagestrategie derzeit grundsätzlich aufrecht-erhalten.

„Angesichts der Entwicklung der ersten neun Monate und der beschriebenen Erwartungen bleiben wir weiterhin bei unserer Nachsteuer-Gewinnprognose für das Geschäftsjahr 2002", erklärte Zeller. Voraussetzung dafür ist zum einen ein durchschnittlicher Großschadenanfall in den letzten Wochen des Jahres. Eine weitere Bedingung ist eine gewisse Erholung der Kapitalmärkte, und schließlich ist die Erreichung des Gewinnziels nicht zuletzt abhängig von der in den letzten Jahren gewohnten positiven Entwicklung der Geschäftsfelder Personen- und Finanz-Rückversicherung im 4. Quartal. Hauptsächlich wegen der Belastung der Kapitalmärkte erwartet die Hannover Rück ein niedrigeres operatives Ergebnis (EBIT)

als ursprünglich geplant. Bedingt durch die bisher hervorragende Entwicklung der Katastrophenrückversicherung, die von der im Vorjahr gegründeten Tochtergesellschaft in Bermuda gezeichnet wird, wird allerdings auch die Steuerlast geringer als erwartet ausfallen. Deshalb ist die Hannover Rück unverändert zuversichtlich, einen Jahresüberschuss von rund 300 Mio. EUR bzw. einen Gewinn je Aktie von 3 EUR zu erzielen.

**Für weitere Informationen** wenden Sie sich bitte an Dr. Lutz Köhler (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-Mail: lutz.koehler@hannover-re.com).

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 12 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.*

## *Kennzahlen der Hannover Rück-Gruppe*

| in Mio. EUR | 2002 1.1.-30.6. | 2002 Q 3 | 2002 +/- Vorjahr | 2002 1.1.-30.9. | 2002 +/- Vorjahr | 2001 Q 3 | 2001 1.1.-30.9. |
|---|---|---|---|---|---|---|---|
| **Hannover Rück-Gruppe** | | | | | | | |
| Gebuchte Bruttoprämien | 6 154,3 | 2 974,1 | 5,5 % | 9 128,4 | 24,3 % | 2 818,1 | 7 344,5 |
| Verdiente Nettoprämien | 3 327,5 | 2 005,1 | 34,3 % | 5 332,6 | 24,3 % | 1 493,2 | 4 290,7 |
| Versicherungstechnisches Ergebnis | -29,1 | -66,2 | 89,1 % | -95,4 | 87,9 % | -604,7 | -788,8 |
| Kapitalanlageergebnis | 380,1 | 194,0 | -32,6 % | 574,1 | -19,3 % | 287,9 | 711,4 |
| Operatives Ergebnis (EBIT) | 284,3 | 67,9 | 122,7 % | 352,2 | 525,4 % | -298,5 | -82,8 |
| Überschuss/Fehlbetrag nach Steuern | 146,3 | 61,5 | 130,2 % | 207,8 | 345,3 % | -203,4 | -84,7 |
| Ergebnis je Aktie in EUR* | 1,51 | 0,63 | 127,4 % | 2,14 | 322,9 % | -2,30 | -0,96 |
| Selbstbehalt | 64,2 % | 72,2 % | | 66,8 % | | 58,1 % | 63,8 % |
| **Schaden-Rückversicherung** | | | | | | | |
| Gebuchte Bruttoprämien | 3 334,2 | 1 448,5 | 45,3% | 4 782,7 | 74,3 % | 996,7 | 2 744,5 |
| Verdiente Nettoprämien | 1 829,4 | 1 037,8 | 42,4 % | 2 876,2 | 48,0 % | 728,9 | 1 937,6 |
| Versicherungstechnisches Ergebnis | 80,3 | 59,2 | 114,3 % | 139,5 | 129,5 % | -415,0 | -472,6 |
| Operatives Ergebnis (EBIT) | 196,2 | 41,7 | 112,2 % | 237,9 | 218,6 % | -337,3 | -200,1 |
| Überschuss/Fehlbetrag nach Steuern | 90,7 | 43,8 | 119,5 % | 134,5 | 186,5 % | -224,6 | -155,5 |
| Ergebnis je Aktie in EUR* | 0,93 | 0,45 | 117,7 % | 1,38 | 178,4 % | -2,54 | -1,76 |
| Selbstbehalt | 67,8 % | 71,6 % | | 69,0 % | | 79,5 % | 79,7 % |
| Kombinierte Schaden-/Kostenquote | 95,6 % | 94,3 % | | 95,1 % | | 156,9 % | 124,4 % |
| **Personen-Rückversicherung** | | | | | | | |
| Gebuchte Bruttoprämien | 1 098,5 | 515,8 | -7,5 % | 1 614,3 | -1,3 % | 557,9 | 1 634,8 |
| Verdiente Nettoprämien | 797,3 | 572,7 | 33,9 % | 1 369,9 | 10,4 % | 427,7 | 1 241,5 |
| Operatives Ergebnis (EBIT) | 22,5 | 3,6 | -76,6 % | 26,1 | -33,4 % | 15,4 | 39,2 |
| Überschuss/Fehlbetrag nach Steuern | 15,3 | 2,5 | -68,4 % | 17,9 | -17,2 % | 7,9 | 21,5 |
| Ergebnis je Aktie in EUR* | 0,16 | 0,03 | -66,7 % | 0,18 | -20,8 % | 0,09 | 0,24 |
| Selbstbehalt | 73,8 % | 110,2 % | | 85,5 % | | 77,7 % | 76,4 % |
| **Programmgeschäft** | | | | | | | |
| Gebuchte Bruttoprämien | 1 216,8 | 782,0 | 20,7 % | 1 998,8 | 10,3 % | 647,8 | 1 812,9 |
| Verdiente Nettoprämien | 395,9 | 183,0 | 120,0 % | 578,9 | 63,3 % | 83,2 | 354,5 |
| Versicherungstechnisches Ergebnis | 36,3 | 5,1 | 377,8 % | 41,4 | 95,3 % | -1,8 | 21,2 |
| Operatives Ergebnis (EBIT) | 36,8 | 11,5 | 56,8 % | 48,3 | 59,9 % | 7,4 | 30,2 |
| Überschuss/Fehlbetrag nach Steuern | 19,3 | 6,2 | 138,5 % | 25,5 | 74,7 % | 2,6 | 14,6 |
| Ergebnis je Aktie in EUR* | 0,20 | 0,06 | 100,0 % | 0,26 | 52,9 % | 0,03 | 0,17 |
| Selbstbehalt | 35,8 % | 40,0 % | | 37,5 % | | 23,8 % | 24,8 % |
| Kombinierte Schaden-/Kostenquote | 90,8 % | 97,3 % | | 92,9 % | | 102,2 % | 94,0 % |
| **Finanz-Rückversicherung** | | | | | | | |
| Gebuchte Bruttoprämien | 504,7 | 227,9 | -63,0 % | 732,6 | -36,4 % | 615,6 | 1 152,3 |
| Verdiente Nettoprämien | 304,9 | 211,6 | -16,5 % | 516,5 | -31,8 % | 253,3 | 757,1 |
| Operatives Ergebnis (EBIT) | 28,9 | 11,0 | -31,7 % | 39,9 | -16,9 % | 16,1 | 48,0 |
| Überschuss nach Steuern | 21,0 | 9,0 | -15,9 % | 30,0 | -13,8 % | 10,7 | 34,8 |
| Ergebnis je Aktie in EUR* | 0,22 | 0,09 | -25,0 % | 0,31 | -20,5 % | 0,12 | 0,39 |
| Selbstbehalt | 88,1 % | 99,9 % | | 91,8 % | | 41,8 % | 69,5 % |

* Unter Berücksichtigung des Aktiensplits im Verhältnis 1:3 (auch für die Vorjahresperiode)

hannover re®

PRESS RELEASE

- **Hannover Re keeps on its successful course**
- **Property and casualty reinsurance continues to be extremely favourable**
- **Forecast year-end profit after tax remains unchanged**

Hannover, 20 November 2002: In its interim report presented today Hannover Re expresses considerable satisfaction with its business development for the first nine months in view of an extremely difficult environment. With its third-quarter performance the company built on the favourable development of the preceding quarters.

As announced by Hannover Re in a press release, EBIT totalled EUR 352.2 million as at 30 September 2002. This represents an increase of EUR 435.0 million compared to the same period in the previous year. Net income amounted to EUR 207.8 million (previous year: -EUR 84.7 million), corresponding to earnings per share of EUR 2.14 (-EUR 0.96). When making comparisons with the previous year, it should, however, be borne in mind that the terrorist attacks of 11 September 2001 heavily distorted the figures for the third quarter and first nine months of the previous year.

Premium income again increased substantially, although growth rates in this quarter were not as vigorous as in the three previous quarters. Gross written premiums across all four business groups totalled EUR 9.1 billion (EUR 7.3 billion) as at 30 September. This corresponds to an increase of 24.3% compared to the same period in the previous year. Had it not been for the strengthening of the euro, especially against the US dollar, the rise would have been as much as 28.7%. Net premiums earned amounted to EUR 5.3 billion (EUR 4.3 billion, +24.3%).

The development of **property and casualty reinsurance** continued to be particularly gratifying. It remains Hannover Re's largest and currently most profitable business group. As Wilhelm Zeller, Chairman of the Executive Board, emphasised: "The treaty renewals in the third quarter – especially in the USA – showed that the market for reinsurers is currently exceptionally favourable". Gross written premiums consequently rose by 74.3% as at 30 September to EUR 4.8 billion (EUR 2.7 billion). Net premiums earned increased by 48.0% to EUR 2.9 billion (EUR 1.9 billion). The profitability of the business is borne out by the underwriting result, which

...

climbed to EUR 139.5 million (-EUR 472.6 million). Even leaving aside the losses associated with the events of 11 September 2001, the increase still amounts to EUR 212 million. This underlines how the quality of the business has been enhanced within the past 12 months.

On the claims side Hannover Re was primarily affected by the flood catastrophe in central and eastern Europe in the third quarter. The total burden of major claims stood at EUR 46.5 million. This corresponds to 4.5% of net premiums. Major losses over the first nine months accounted for 5.2% of net premiums, which is within the multi-year average. The fact that a combined ratio of 95.1% (124.4%) was still recorded demonstrates the quality of the business that has been achieved meantime.

EBIT across all three quarters grew – despite significantly reduced net investment income – to EUR 237.9 million (-EUR 200.1 million). Net income totalled EUR 134.5 million following a deficit of EUR 155.5 million in the previous year. Earnings per share of EUR 1.38 (-EUR 1.76 ) were therefore generated.

**Life and health reinsurance** business again developed rather modestly in the third quarter. Gross premium income as at 30 September totalled EUR 1,614 million (EUR 1,635 million), a figure slightly below that of the previous year. Net premiums grew by 10.3% to EUR 1.4 billion due to a sharply higher retention. EBIT amounted to EUR 26.1 million (EUR 39.2 million), with a gratifying underwriting experience opposed by not inconsiderable write-offs on investments, especially at foreign subsidiaries. On balance EBIT therefore declined by 33.4%. Net income stood at EUR 17.9 million (EUR 21.5 million), a drop of 17,2%. This corresponds to earnings per share for life and health reinsurance of EUR 0.18 (EUR 0.24) as at 30 September. The performance of the first three quarters in life and health reinsurance does not, however, provide a reliable indication of the premium growth and result as at year-end. This is due to the fact that premiums for life reinsurance treaties with financing components, the area in which Hannover Re's activities are concentrated, tend to accrue increasingly towards the end of each year. Experience shows, therefore, that the development of premiums and results is significantly more favourable in the fourth quarter than in the first nine months.

**Program business** continues on its successful track. Clarendon Insurance Group, New York, substantially boosted its business volume – particularly the level of retained premiums – and its result. Gross written premiums rose by 10.3% to EUR 2.0 billion. Net premiums earned grew by as much as 63.3% to EUR 578.9 million. The underwriting result was almost doubled to EUR 41.4 million following EUR 21.2 million in the same period of the previous year. The combined ratio of 92.9% (94.0%) was remarkably low. As Mr. Zeller stressed: "These improvements clearly show that the reorganisation which we initiated at Clarendon enabled us to substantially enhance the quality of the business". EBIT surged by 59,9% to EUR

48.3 million (EUR 30.2 million). The net income generated from program business stood at EUR 25.5 million, an increase of 74.7% compared to the previous year's figure of EUR 14.6 million. Program business consequently contributed earnings per share of EUR 0.26 (EUR 0.17).

**Financial reinsurance** developed modestly but nevertheless according to plan in the third quarter and hence through the first nine months of the year. As in life and health reinsurance, the trend to date in premiums and results does not provide a pointer to the development for the year as a whole. Experience shows that financial reinsurance treaties tend to be concluded towards year-end. The decline in premium volume – both gross and net – was attributable to extraordinary premium effects in the previous two years that were not repeated in the reporting period. Gross written premiums consequently fell by 36.4% to EUR 732.6 million (EUR 1.2 billion). The decline in net premiums earned, which sank by 31.8 % to EUR 516.5 million, was somewhat smaller owing to a higher level of retained premiums. EBIT contracted by 16.9% to EUR 39.9 million. Net income generated on this basis totalled EUR 30.0 million (EUR 34.8 million), a decline of 13.8%. Earnings per share amounted to EUR 0.31 (EUR 0.39).

**Net investment income** deteriorated as anticipated due to the difficult state of the capital markets. Hannover Re was, however, able to avoid more substantial losses thanks to its low equity ratio of just 7% and the high quality of its portfolio of fixed-income securities. Write-offs on investments amounted to EUR 58.4 million in the third quarter and totalled EUR 120.0 million for the first nine months of the year. Ordinary investment income grew favourably due to the increased asset volume and reached EUR 727.8 million on a cumulative basis. Net investment income of EUR 194.0 million was generated in the third quarter; for the first nine months it totalled EUR 574.1 million, EUR 137.3 million less than in the same period of the previous year.

**Outlook**

It is evident from the report on the third quarter and the first nine months of the year that Hannover Re – as is borne out by the adverse news from the majority of its competitors – achieved a highly favourable performance in an extremely difficult environment.

The property and casualty reinsurance markets remain extremely profitable. In 2002 this business group – subject to the absence of extraordinary major losses – should close with a combined ratio well under 100%. Preliminary negotiations for the 2002/03 renewal season in property and casualty reinsurance clearly indicate that Hannover Re has excellent opportunities to generate further profitable growth, since the demand for high-quality reinsurance protection substantially exceeds supply. As Mr. Zeller underlined: "It is our assumption that this advantageous market situation will continue until at least 2004".

The volume of business in life and health reinsurance should again grow appreciably towards the end of the year. Given a continued favourable underwriting experience, Hannover Re anticipates a positive profit contribution from this segment in line with expectations.

Program business will continue to progress satisfactorily. The company's selective underwriting policy, combined with higher levels of retained premiums, has already proven its worth. It is to be expected that Clarendon can further enlarge its market share while safeguarding adequate profitability. The systematic expansion of program business to other countries outside the USA will continue.

In financial reinsurance a surge in business is anticipated towards the end of the year. The individually tailored solutions offered by Hannover Re in this segment will remain attractive for many companies.

Developments on the capital markets are difficult to forecast. As Mr. Zeller emphasised: "With the defensive structure of our equity and bond portfolios we were well positioned in the insecure market environment of recent quarters". Following the low point in October an upward trend is to be expected on equity markets, and the year should therefore close with a modest recovery. As a basic principle Hannover Re is currently maintaining its defensive investment strategy.

"In view of the trend in the first nine months and the expectations described above, we stand by our after-tax profit forecast for the 2002 financial year", affirmed Mr. Zeller. This is conditional, firstly, on an average major loss incidence in the final weeks of the year. It further depends on a moderate recovery in the capital markets; last but not least, the attainment of the profit target is contingent on the accustomed favourable fourth-quarter development of life/health and financial reinsurance as recorded in recent years. Primarily due to the strains deriving from the capital markets, Hannover Re expects EBIT to be lower than originally planned. However, thanks to the outstanding development to date of natural catastrophe reinsurance, which is written by the subsidiary established last year in Bermuda, the tax load will also be lower than anticipated. Hannover Re therefore remains confident of generating net income of around EUR 300 million and earnings per share of EUR 3.

**For further information**, please contact Dr. Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

***Hannover Re,*** *with gross premiums of approx. EUR 12 bn., is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations*

*with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re a rating of AA ("Very Strong") and A+ ("Superior"), respectively*

## *Key Figures of the Hannover Re Group*

| in Mio. EUR | 2002 | | | | | 2001 | |
|---|---|---|---|---|---|---|---|
| | 1.1.-30.6. | Q 3 | +/- previous year | 1.1.-30.9. | +/- previous year | Q 3 | 1.1.-30.9. |
| **Hannover Re Group** | | | | | | | |
| Gross written premiums | 6 154.3 | 2 974.1 | 5.5% | 9 128.4 | 24.3% | 2 818.1 | 7 344.5 |
| Net premiums earned | 3 327.5 | 2 005.1 | 34.3% | 5 332.6 | 24.3% | 1 493.2 | 4 290.7 |
| Net underwriting result | (29.1) | (66.2) | 89.1% | (95.4) | 87.9% | (604.7) | (788.8) |
| Net investment income | 380.1 | 194.0 | (32.6%) | 574.1 | (19.3%) | 287.9 | 711.4 |
| Operating profit/loss (EBIT) | 284.3 | 67.9 | 122.7% | 352.2 | 525.4% | (298.5) | (82.8) |
| Net income | 146.3 | 61.5 | 130.2% | 207.8 | 345.3% | (203.4) | (84.7) |
| Earnings per share in EUR* | 1.51 | 0.63 | 127.4% | 2.14 | 322.9% | (2.30) | (0.96) |
| Retention | 64.2% | 72.2% | | 66.8% | | 58.1% | 63.8% |
| **Property and casualty reinsurance** | | | | | | | |
| Gross written premiums | 3 334.2 | 1 448.5 | 45.3% | 4 782.7 | 74.3% | 996.7 | 2 744.5 |
| Net premiums earned | 1 829.4 | 1 037.8 | 42.4% | 2 876.2 | 48.0% | 728.9 | 1 937.6 |
| Net underwriting result | 80.3 | 59.2 | 114.3% | 139.5 | 129.5% | (415.0) | (472.6) |
| Operating profit/loss (EBIT) | 196.2 | 41.7 | 112.2% | 237.9 | 218.6% | (337.3) | (200.1) |
| Net income | 90.7 | 43.8 | 119,5% | 134.5 | 186.5% | (224.6) | (155.5) |
| Earnings per share in EUR* | 0.93 | 0.45 | 117.7% | 1.38 | 178.4% | (2.54) | (1.76) |
| Retention | 67.8% | 71.6% | | 69.0% | | 79.5% | 79.7% |
| Combined ratio | 95.6% | 94.3% | | 95.1% | | 156.9% | 124.4% |
| **Life and health reinsurance** | | | | | | | |
| Gross written premiums | 1 098.5 | 515.8 | (7.5%) | 1 614.3 | (1.3%) | 557.9 | 1 634.8 |
| Net premiums earned | 797.3 | 572.7 | 33.9% | 1 369.9 | 10.4% | 427.7 | 1 241.5 |
| Operating profit/loss (EBIT) | 22.5 | 3.6 | (76.6%) | 26.1 | (33.4%) | 15.4 | 39.2 |
| Net income | 15.3 | 2.5 | (68.4%) | 17.9 | (17.2%) | 7.9 | 21.5 |
| Earnings per share in EUR* | 0.16 | 0.03 | (66.7%) | 0.18 | (20.8%) | 0.09 | 0.24 |
| Retention | 73.8% | 110.2% | | 85.5% | | 77.7% | 76.4% |
| **Program business** | | | | | | | |
| Gross written premiums | 1 216.8 | 782.0 | 20.7% | 1 998.8 | 10.3% | 647.8 | 1 812.9 |
| Net premiums earned | 395.9 | 183.0 | 120.0% | 578.9 | 63.3% | 83.2 | 354.5 |
| Net underwriting result | 36.3 | 5.1 | 377.8% | 41.4 | 95.3% | (1.8) | 21.2 |
| Operating profit/loss (EBIT) | 36.8 | 11.5 | 56.8% | 48.3 | 59.9% | 7.4 | 30.2 |
| Net income | 19.3 | 6.2 | 138.5% | 25.5 | 74.7% | 2.6 | 14.6 |
| Earnings per share in EUR* | 0.20 | 0.06 | 100.0% | 0.26 | 52.9% | 0.03 | 0.17 |
| Retention | 35.8% | 40.0% | | 37.5% | | 23.8% | 24.8% |
| Combined ratio | 90.8% | 97.3% | | 92.9% | | 102.2% | 94.0% |
| **Financial reinsurance** | | | | | | | |
| Gross written premiums | 504.7 | 227.9 | (63.0%) | 732.6 | (36.4%) | 615.6 | 1 152.3 |
| Net premiums earned | 304.9 | 211.6 | (16.5%) | 516.5 | (31.8%) | 253.3 | 757.1 |
| Operating profit/loss (EBIT) | 28.9 | 11.0 | (31.7%) | 39.9 | (16.9%) | 16.1 | 48.0 |
| Net income | 21.0 | 9.0 | (15.9%) | 30.0 | (13.8%) | 10.7 | 34.8 |
| Earnings per share in EUR* | 0.22 | 0.09 | (25.0%) | 0.31 | (20.5%) | 0.12 | 0.39 |
| Retention | 88.1% | 99.9% | | 91.8% | | 41.8% | 69.5% |

* Stock split in a ratio of 3 for 1 considered (also for previous year's period)